UN
SECURITIES AN
Wash

06007008

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SEC FILE NUMBER
8 - 50414

SEC MAIL RECEIVED MAR - 1 2006 WASH. D.C. 199 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tobias Bros. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, Suite 2501
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Tobias (212) ~~521-5050~~ 251-3200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BB 6/9

OATH OR AFFIRMATION

I, Seth Tobias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobias Bros., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCILLE J. SCHIAVONE
Notary Public, State Of New York
No. 01SC6023784
Qualified In Richmond County
Commission Expires April 26, 2007

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOBIAS BROS. INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

TOBIAS BROS. INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tobias Bros. Inc.

We have audited the accompanying statement of financial condition of Tobias Bros. Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tobias Bros. Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 27, 2006

TOBIAS BROS. INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash	$	213,271
Receivable from clearing broker		193,470
Management and performance fees receivable		843,940
Property and equipment, net		332,732
Note receivable, related party		100,000
Advances to stockholder		828,114
Due from affiliates		112,225
Marketable securities		52,770
Other assets		65,470
	$	2,741,992
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	697,561
Floor brokerage fee payable		78,815
Total liabilities		776,376
Stockholder's equity		
Common stock, no par value, authorized 2,500 shares, issued and outstanding 25 shares		100
Additional paid-in capital		13,023,866
Accumulated deficit		(11,058,350)
Total stockholder's equity		1,965,616
	$	2,741,992

See accompanying notes to financial statements.

1. Nature of business

Tobias Bros. Inc. (the "Company") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is primarily comprised of agency commission transactions and providing investment management services. The Company is also a Registered Investment Advisor with the SEC.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method for the building over an estimated useful life of thirty years and on the declining balance method for office equipment and furniture and fixtures over an estimated useful life of five years.

Marketable Securities

Marketable securities, which consists of an equity security, are valued at market and unrealized gains and losses are reflected in revenues.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Management and Performance Fees

Management fees received during the year from investment management services are recognized when earned on a pro-rata basis over the term of the contracts. Performance fees are recognized annually based upon the performance of a managed fund.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state taxes on corporate income and receives the benefit of corporate losses. The Company is treated as a "C" corporation for New York City ("NYC") income tax purposes.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Special settlement charge

Primarily from February 2005 to May 2005, a trader formerly employed by the Company engaged in a number of unauthorized trades, which resulted in losses attributable to certain funds for which the Company executes trades and manages the assets. In order to reimburse the losses to the investors in the funds, the Company's stockholder made a capital contribution to the Company of approximately $13,024,000, of which approximately $12,919,000 was in turn distributed to the funds. The distribution to the funds was treated as an operating expense of the Company for the year ended December 31, 2005.

In November 2005 the SEC commenced an informal investigation into the matter described above, and has requested the production of a number of documents. Contingent on the findings of that investigation, the SEC may or may not institute a formal enforcement action or disciplinary proceeding against the Company. The probability that such action or proceeding will be instituted cannot be currently specified in advance.

In connection with the unauthorized trades, the Company and certain other affiliated entities and persons (collectively the "Circle T Group") have filed a statement of claim in an NASD arbitration against the Circle T Group's former prime broker, Banc of America Securities, LLC ("BofA"), along with Direct Trading Institutional, LLC ("DTI"), an executing broker-dealer, seeking compensatory and punitive damages for the losses incurred by the Circle T Group in connection with the unauthorized trades. The claim is alleging that BofA failed to have systems in place to adequately supervise trading through the Circle T Group's prime broker account and for failing to alert the Circle T Group of the unusual activity in the account despite being fully aware of numerous irregularities. The claim also alleges that DTI served as an executing broker to certain unauthorized trades despite lacking the net capital to have open fails on these trades. As of December 31, 2005, the outcome of the claim cannot be determined, therefore, no adjustments have been made to the financial statements.

4. Notes receivable

During 2003, the Company issued a promissory note for $100,000 which is due on demand and, if not paid within ten days after demand, bears interest at 10% per annum until such time as the entire debt has been repaid in full. This note is due from the spouse of the stockholder.

In July 2001, the Company entered into an unsecured promissory note with an unrelated party in the amount of $500,000. The note bears interest at 8% per annum and had an original maturity date of July 23, 2002, which was extended to January 31, 2003. The note is guaranteed by a related party of the borrower. As of December 31, 2003, the entire principal balance of $500,000 was paid in full, while accrued interest of approximately $54,000 on this note was 50% reserved for at December 31, 2004 and was written off in full during the year ended December 31, 2005.

5. Property and equipment

Details of property and equipment at December 31, 2005 are as follows:

Land and building	$	380,726
Office equipment		191,369
Furniture and fixtures		13,736
		585,831
Less accumulated depreciation		253,099
	$	332,732

6. Pension plan

The Company has a money purchase pension plan (the "Plan"), which covers all employees that meet certain eligibility requirements. Such Plan is a defined contribution plan. The Plan, which is a defined contribution plan, was frozen in December 2005 and therefore no contributions have been accrued for at December 31, 2005.

7. Major customers and related party transactions

For the year ended December 31, 2005 revenues were earned from eleven customers, of which 85% of the commission revenues and 72% of the management fee revenues were from related parties, in which the Company's stockholder, through various entities, has an ownership interest.

Pursuant to a month-to-month agreement, the Company pays an administrative overhead service charge, for rent, phone and fax lines, to a related party, which was $18,000 for the year ended December 31, 2005.

Advances to the shareholder of approximately $828,000 are non-interest bearing and due on demand.

The amounts due from affiliates of the Company represent non interest bearing advances with no definitive repayment terms.

8. Income taxes

Current taxes result from a New York City tax applied to all corporations.

Deferred taxes result from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer and change in the valuation allowance of the deferred tax asset.

8. Income taxes (continued)

As of December 31, 2005, the Company has a NYC net operating loss carryforward of approximately $10,877,000 of which approximately $127,000 has been offset against the Company's deferred tax liabilities resulting from differences between book and tax assets and liabilities resulting from the Company being a cash basis taxpayer. The remaining net operating loss, which will expire in 2025, results in a deferred tax asset of approximately $951,000, which has been fully reserved for as of December 31, 2005. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax asset will be recognized in the future.

9. Commitments

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $50,000 and to pay a minimum monthly clearing fee of $10,000.

10. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $287,000, which was approximately $235,000 in excess of the computed minimum net capital required of approximately $52,000.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, in accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, the receivable from the clearing broker at December 31, 2005 is pursuant to this clearance agreement.